Unaudited Financial Statements

Spotlight Girls
(ex: Glitter and Razz Productions LLC)
Balance Sheet Prev Year Comparison
As of December 31, 2014

	2014	2013
ASSETS		
Current Assets		
Cash and cash items	6,016.48	20,695.81
Total Current Assets	6,016.48	20,695.81
Fixed Assets		
Machinery & Equipment	1,129.96	0.00
Total Fixed Assets	1,129.96	0.00
TOTAL ASSETS	**7,146.44**	**20,695.81**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts and notes Payable	716.86	0.00
Total Current Liabilities	716.86	0.00
Total Liabilities	716.86	0.00
Equity		
Partner Distributions	-145,364.22	-55,588.19
Retained Earnings		17,800.00
Net Income	76,309.80	58,484.00
Total Equity	-69,054.42	20,695.81
TOTAL LIABILITIES & EQUITY	**-68,337.56**	**20,695.81**

See Accountant's
Compilation Report

Unaudited Financial Statements

Spotlight Girls
(ex: Glitter and Razz Productions LLC)

Statement of Income

For the year ended December 31, 2014

Net Sales	201,947.70
Cost of Sales	77,744.20
Gross Profit	124,203.50
Selling, general & administrative expenses	47,893.70
Net Income	**76,309.80**

Spotlight Girls

(ex: Glitter and Razz Productions LLC)

Statement of Cash Flows

	2014
Cash flows from operating activities:	
Net Income	76,309.80
Adjustments to reconcile Net Income	
to net cash provided by operating activities	
Depreciation	60.00
Changes in operating assets and liabilities	
Increase in accounts payable	716.86
Net cash provided by operating Activities	**77,086.66**
Cash flows from investing activities:	
Machinery & Equipment	-1,189.96
Net cash used in investing Activities	**-1,189.96**
Cash flows from financing activities:	
Partner Distributions	-90,576.03
Net cash used in financing activities	**-90,576.03**
Cash and cash equivalents:	
Net change during the period	**-14,679.33**
Balance, beginning of period	**20,695.81**
Balance, end of period	**6,016.48**

See Accountant's
Compilation Report